Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6

under the Securities Exchange Act

Subject Company: Linear Technology Corporation

Filer’s SEC File No.: 001-7819

Registration Statement No.: 333-213454

Date: September 28, 2016

The following post was published on Analog Devices’ internal employee website on September 28, 2016.

We’re Just Getting Started

Welcome to the first of a series of monthly posts from ADI and LTC executives that will give you insight into the leadership teams of our two companies as well as the integration planning process. I am Dave Zinsner, the Chief Financial Officer at Analog Devices, a role I have occupied since I came to ADI in 2009. I am also the ADI/LTC Integration Executive responsible for working with both the executive committee and the integration team to make sure our decisions and activities align with our goals for this integration. In this role, I will guide the integration team’s work to create a best-in-class financial model, an industry-leading customer experience, and a product portfolio that helps solve our customers’ most complex problems.

As we begin planning for the combination of our two companies, we need to keep a few “rules of the road” in mind in terms of how we operate and communicate since, until the deal closes, we remain separate and independent companies. While we are all excited about the possibilities a combined company can bring to our employees and the marketplace, it is essential that we follow the established guidelines to ensure a smooth regulatory and review process. I encourage you to speak with your leaders if you have any questions.

Turning our attention to the actual integration planning in process, I want to let you know about a few of our first integration planning events, which kicked off at the end of last week:

●	Week of September 19: Executives from both ADI and LTC met to define our strategy toward integration planning through a workshop in San Jose, California.

●	Week of September 26: Our joint integration kickoff will bring together leaders from ADI and LTC who will oversee the important work of combining our two organizations. These team members will become your points of contact for any questions related to the integration planning moving forward, and their names will be announced following our meeting.

●	Next few months: We will be seeking regulatory approvals from the U.S. Federal Trade Commission and other agencies worldwide – it will be a long but critical process as we work toward our planned combination.

We look forward to sharing updates from these events in future communications. You play an important part in making this integration a smooth transition, and we want you to be informed of our progress so you can more effectively engage in the planning process. You can expect communications through a variety of channels including these monthly leadership posts, emails from our respective CEOs and other members of the integration team, updated content on this site, and more. You can also reach out with questions any time to employee.questions@analog.com. Thanks for your ongoing commitment to making the combination of ADI and LTC a success.

Forward Looking Statements

This website and its contents contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, including the effect of the transaction on Analog Devices’ revenues, non-GAAP earnings, free cash flow, capital returns and expected growth rates of the combined companies, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction, the availability of debt financing for the transaction, Analog Devices’ timing and ability to repay the debt and Analog Devices’ guidance for its third quarter of fiscal 2016. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology have filed and will file relevant information with the Securities and Exchange Commission (the “SEC”), including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that includes a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC on September 16, 2016. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear common stock is set forth in the proxy statement/prospectus that Linear Technology filed with the SEC on September 16, 2016. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.